Exhibit 99.1

Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	Note	September 30, 2026	December 31, 2025
		$	$
ASSETS
Current
Cash and cash equivalents	5	15,640,847	38,193,983
Other receivables		310,552	166,961
Prepaid expenses and deposits	8	1,451,788	416,890
		17,403,187	38,777,834

Restricted cash	6	124,898	-
Prepaid expenses and deposits	8	-	120,322
Property, plant and equipment	9	572,828	377,198
Mineral property	10	16,497,500	13,997,500
Total assets		34,598,413	53,272,854

LIABILITIES
Current
Accounts payable and accrued liabilities	11	1,200,663	1,167,556
Lease liability	12	45,791	-
Restricted share unit liability	13	393,463	-
		1,639,917	1,167,556

Lease liability	12	49,913	-
Restricted share unit liability	13	361,604	-
Total liabilities		2,051,434	1,167,556

SHAREHOLDERS’ EQUITY
Share capital	14	118,673,441	116,281,919
Share-based payments reserve	14	7,226,045	6,309,124
Deficit		(93,352,507)	(70,485,745)
Total shareholders’ equity		32,546,979	52,105,298
Total liabilities and shareholders’ equity		34,598,413	53,272,854

Nature of operations (Note 1)

Subsequent events (Note 19)

Approved and authorized for issuance on behalf of the Board of Directors:

/s/ Sean Pi	/s/ Christine Hsieh
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars, except number of shares)

		Three months ended September 30		Nine months ended September 30
	Note	2026	2025	2026	2025
		$	$	$	$
Operating expenses
Depreciation	9	14,578	7,750	30,643	22,819
Exploration and evaluation	10, 16	4,716,306	1,549,034	14,681,339	4,149,009
General and administrative	15, 16	2,134,420	594,061	6,374,296	1,583,666
Share-based payments	14, 16	1,445,194	173,730	2,271,689	598,945
		8,310,498	2,324,575	23,357,967	6,354,439

Other income (expenses)
Foreign exchange gain (loss)		(10,979)	18,088	(36,764)	18,369
Interest income	5, 6, 7	125,624	57,508	526,798	158,400
Other income		-	7,802	1,171	7,802
Loss before income taxes		(8,195,853)	(2,241,177)	(22,866,762)	(6,169,868)

Income tax expense		-	-	-	-
Loss and comprehensive loss		(8,195,853)	(2,241,177)	(22,866,762)	(6,169,868)

Loss per share:
Basic and diluted (Note 1)		(0.12)	(0.04)	(0.34)	(0.11)

Weighted average number of common shares outstanding:
Basic and diluted (Note 1)		67,204,993	56,617,917	67,111,980	54,641,504

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	Nine months ended September 30,
	2026	2025
	$	$
Operating activities
Loss and comprehensive loss for the period	(22,866,762)	(6,169,868)
Adjustments for:
Depreciation	30,643	22,819
Share-based payments	2,271,689	598,945
Unrealized foreign exchange (gain) loss	21,825	(18,369)
Interest income	(266)	(43,644)
Interest expense	712	-
Changes in non-cash working capital:
Other receivables	(143,591)	97,066
Prepaid expenses and deposits	(914,576)	(92,726)
Accounts payable and accrued liabilities	32,655	433,074
Cash used in operating activities	(21,567,671)	(5,172,703)

Investing activities
Cash held as collateral	(92,000)	-
Maturity of short-term investment	-	3,043,644
Purchase of guaranteed investment certificate	(31,697)	-
Purchase of short-term investment	-	(3,000,000)
Purchase of property, plant and equipment	(131,281)	(5,302)
Purchase of mineral properties	(2,500,000)	-
Cash (used in) provided by investing activities	(2,754,978)	38,342

Financing activities
Proceeds from private placement	254,041	37,397,181
Proceeds from exercise of warrants	1,537,780	-
Cash provided by financing activities	1,791,821	37,397,181

Effect of exchange rate on changes in cash and cash equivalents	(22,308)	17,732
Change in cash and cash equivalents	(22,553,136)	32,280,552
Cash and cash equivalents, beginning of period	38,193,983	9,534,129
Cash and cash equivalents, end of period	15,640,847	41,814,681

Supplemental cash flow information:
Interest paid in cash	-	-
Cash interest income received	535,232	122,244
Finders' warrants issued	-	877,484
Fair value reversal on exercise of warrants	599,701	-
Non-cash lease addition	94,992	-

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares (Note 1)	Share capital	Share-based payments reserve	Deficit	Total shareholders’ equity
	#	$	$	$	$
Balance, December 31, 2024	54,641,514	79,605,844	4,660,036	(60,526,467)	23,739,413
Issuance of common shares - private placement	12,122,002	40,002,600	-	-	40,002,600
Share issue costs	-	(3,482,903)	877,484	-	(2,605,419)
Share-based payments	-	-	598,945	-	598,945
Loss and comprehensive loss for the period	-	-	-	(6,169,868)	(6,169,868)
Balance, September 30, 2025	66,763,516	116,125,541	6,136,465	(66,696,335)	55,565,671
Exercise of warrants	34,092	156,378	(43,874)	-	112,504
Share-based payments	-	-	216,533	-	216,533
Loss and comprehensive loss for the period	-	-	-	(3,789,410)	(3,789,410)
Balance, December 31, 2025	66,797,608	116,281,919	6,309,124	(70,485,745)	52,105,298
Issuance of common shares - private placement	58,000	254,041	-	-	254,041
Exercise of warrants	465,994	2,137,481	(599,701)	-	1,537,780
Share-based payments	-	-	1,516,622	-	1,516,622
Loss and comprehensive loss for the period	-	-	-	(22,866,762)	(22,866,762)
Balance, September 30, 2026	67,321,602	118,673,441	7,226,045	(93,352,507)	32,546,979

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

1.            NATURE OF OPERATIONS

Mayfair Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 3100 - 666 Burrard Street Vancouver, BC V6C 2X8. The Company’s principal place of business is 2770 Plymouth Drive, Oakville, ON, Canada, L6H 6Y4. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

The Company is listed for trading on the TSX Venture Exchange under the symbol “MFG”, the Frankfurt Stock Exchange under the symbol “9M5”, and the OTCQX under the symbol “MFGCF”. On January 27, 2026, the Company commenced trading on the NYSE American under the ticker symbol “MINE”. The Company remained listed on the TSX Venture Exchange under the symbol “MFG” and ceased trading on the OTCQX market.

These unaudited condensed interim financial statements for the three and nine months ended September 30, 2026 and 2025 (“financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months. The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The Company operates in one reportable segment, being the acquisition, exploration, and development of mineral properties.

December 2025 Share consolidation

On December 18, 2025, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to the Share Consolidation.

2.            BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Board of Directors and authorized for issuance on November 12, 2026.

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”).

Basis of presentation

The financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS Accounting Standards, as well as information presented in the statements of cash flows. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

The financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. The functional currency is the currency of the primary economic environment in which an entity operates. References to “US$” or “USD” are to United States dollars.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

3.            MATERIAL ACCOUNTING POLICY INFORMATION

The same accounting policies and methods of computation are followed in these financial statements as compared with the Annual Financial Statements, except for the following:

Leases

As a lessee, the Company recognizes a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of the lease. The right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, and less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use assets may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.

Share-based payment transactions

Restricted share units (the “RSUs”)

Cash-settled RSUs are measured at the fair value of the liability, determined by reference to the fair value of the Company's common shares and adjusted for the number of RSUs that are expected to vest and the extent to which service has been rendered at the reporting date. The number of awards expected to vest is estimated at each reporting date by reference to expected milestone achievement and expected service. Share-based payments expense is recognized over the vesting period based on management's estimate of the number of awards expected to vest. The liability for cash-settled RSUs is remeasured at each reporting date and at settlement with all changes in profit or loss.

Equity-settled RSUs are measured at the grant date fair value of the Company's common shares and recognized over the expected vesting period with a corresponding credit to the share-based payments reserve.

Standards adopted during the period

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (“ESG”)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The Company adopted the amendments to IFRS 9 and IFRS 7 effective January 1, 2026 and is in compliance with the amended requirements. The adoption of these amendments did not result in any material changes to the Company’s financial position, results of operations, presentation, or related disclosures.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

3.            MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Standards issued but not yet effective

IFRS 18- Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The statement of loss will present new “operating loss” and “loss before financing and income taxes” subtotals. Exploration and evaluation, other operating expenses and foreign exchange differences will be classified as operating; interest income as investing; interest on lease liabilities as financing; foreign exchange differences in the category of the item that gave rise to them. In the statement of cash flows, operating cash flows will start from operating loss, interest received will be classified as investing and lease interest paid as financing. The Company does not expect to present any management-defined performance measures until closer to production or revenue generating activities.

4.            SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates is pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these financial statements, the Company applied the same significant judgments in applying its accounting policies and is exposed to the same sources of estimation uncertainty as disclosed in its Annual Financial Statements, except for the following:

Achievement of performance milestones

The Company's RSUs vest only on achievement of specified milestones in the advancement of the Fenn-Gib Project, and the amount recognized in a period depends on management's estimate of the number of units expected to vest. That estimate requires management to assess whether each milestone will be achieved within the period permitted by the award, which turns on regulatory approvals, the conclusion of an impact benefit agreement and the completion of debt and project financing, none of which is wholly within the Company's control. Where a milestone is not achieved by its prescribed date, continued eligibility is determined by the Board or the Compensation Committee rather than by the milestone itself. Changes in these assessments can materially affect share-based payments expense for the period and the carrying amount of the cash-settled RSU liability.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

5.            CASH AND CASH EQUIVALENTS

Cash is comprised of cash deposits held in reputable financial institutions and cash equivalents consist of redeemable guaranteed investment certificates (“GICs”).

A summary of the Company’s cash and cash equivalents is as follows:

	September 30, 2026	December 31, 2025
	$	$
Cash	10,638,705	38,097,832
Cash equivalents (1)	5,002,142	96,151
	15,640,847	38,193,983

(1)	Cash equivalents consists of redeemable GICs that are convertible to known amounts of cash on demand, are subject to an insignificant risk of changes in value and are held to meet short-term cash commitments. The GICs outstanding at December 31, 2025, were redeemed in May 2026.

During the three and nine months ended September 30, 2026, interest income from GICs and deposits in the Company’s savings account totaled $125,438 and $526,532, respectively (2025 - $46,991 and $114,756, respectively).

6.            RESTRICTED CASH

A summary of the Company’s restricted cash is as follows:

	September 30, 2026	December 31, 2025
	$	$
Cash held as collateral	92,000	-
Guaranteed investment certificate	32,898	-
	124,898	-

Restricted cash and a redeemable GIC issued on May 20, 2026, with an interest rate of 2.25% are held with the bank as collateral for the Company’s credit cards issued to key management personnel.

During the three and nine months ended September 30, 2026, interest income from the GIC totaled $186 and $266, respectively (2025 - $nil and $nil, respectively).

7.            SHORT-TERM INVESTMENT

On February 13, 2025, the Company purchased a short-term investment which consisted of a non-redeemable six-month GIC with a value of $3,000,000 and an interest rate of 2.95%, which matured on August 12, 2025.

During the three and nine months ended September 30, 2026, interest income from the short-term investment totaled $nil and $nil, respectively (2025 - $10,517 and $43,644, respectively).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

8.            PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of insurance policy prepayments, listing fee prepayments and other expenses.

A summary of the Company’s prepaid expenses and deposits is as follows:

	September 30, 2026	December 31, 2025
	$	$
Prepaid expenses	927,043	489,740
Deposits with suppliers	524,745	47,472
	1,451,788	537,212

Current portion	1,451,788	416,890
Non-current portion	-	120,322

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

9.            PROPERTY, PLANT AND EQUIPMENT

A summary of the Company’s property, plant and equipment is as follows:

	Office furniture and equipment	Building	Land	Machinery and equipment	Vehicles	Right of use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2024	81,213	358,420	69,000	56,288	130,050	-	-	694,971
Additions	5,302	-	-	-	3,000	-	-	8,302
Balance, December 31, 2025	86,515	358,420	69,000	56,288	133,050	-	-	703,273
Additions	8,825	16,333	-	-	44,919	148,992	7,204	226,273
Balance, September 30, 2026	95,340	374,753	69,000	56,288	177,969	148,992	7,204	929,546

Accumulated depreciation
Balance, December 31, 2024	77,682	51,108	-	36,809	130,050	-	-	295,649
Depreciation	4,994	14,338	-	10,961	133	-	-	30,426
Balance, December 31, 2025	82,676	65,446	-	47,770	130,183	-	-	326,075
Depreciation	3,505	11,243	-	5,249	6,507	4,139	-	30,643
Balance, September 30, 2026	86,181	76,689	-	53,019	136,690	4,139	-	356,718

Carrying amount
Balance, December 31, 2025	3,839	292,974	69,000	8,518	2,867	-	-	377,198
Balance, September 30, 2026	9,159	298,064	69,000	3,269	41,279	144,853	7,204	572,828

During the three and nine months ended September 30, 2026, the Company recorded depreciation expense of $14,578 and $30,643, respectively (2025 - $7,750 and $22,819, respectively).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

10.            MINERAL PROPERTY

On June 8, 2020, the Company entered into a binding asset purchase agreement (the “Fenn-Gib APA”) with Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Fenn-Gib APA, the Company agreed to acquire a portfolio of mineral interests comprising 6 mining leases, 18 patented mining claims, 144 cell claims and 3 surface rights-only patents. These properties are located in the Guibord, Munro, Michaud and McCool Townships in northeastern Ontario, Canada (collectively, the “Fenn-Gib Property”).

As consideration, the Company agreed to:

i.	Pay $13,997,500 in cash; and
ii.	Grant Lake Shore a 1.0% net smelter returns (“NSR”) royalty on future production from the Fenn-Gib Property.

The transaction closed on December 31, 2020, at which time $13,997,500 was paid and capitalized as mineral properties.

On April 1, 2026, the Company entered into a binding asset purchase agreement (the “Plato APA”) with Plato Gold Corp. (“Plato”) to acquire additional mineral property interests contiguous or proximal to the Fenn-Gib Property. The transaction closed on May 21, 2026.

Management assessed the acquisition in accordance with IFRS Accounting Standards and determined that the acquired set did not constitute a business as defined in IFRS 3 Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition.

The aggregate purchase price consisted of cash consideration of $2,500,000 (paid). In addition, certain of the acquired claims remain subject to a pre-existing 2.0% net smelter returns royalty which runs with title to the mineral properties. Management determined that no separate identifiable asset or liability arose in respect of the royalty as part of the acquisition. Accordingly, the full purchase price of $2,500,000 was capitalized to mineral properties upon closing of the transaction on May 21, 2026.

The carrying value of mineral properties as at September 30, 2026, was $16,497,500 (December 31, 2025 - $13,997,500), representing the cumulative historical acquisition cost of the Fenn-Gib Property and subsequent acquisitions of mineral property interests.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Property is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	182,786	26,282	435,580	112,139
Community relations	36,690	-	364,529	-
Drilling	690,902	17,829	2,255,331	353,988
Environmental assessment and studies	3,129,992	1,170,865	9,055,267	2,750,607
Exploration personnel and program support	150,929	4,622	220,144	13,322
Laboratory analysis	71,587	-	324,498	-
Project evaluation and development personnel	452,214	329,436	1,959,040	900,867
Other exploration and evaluation expenses	1,206	-	66,950	18,086
	4,716,306	1,549,034	14,681,339	4,149,009

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

11.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company’s accounts payable and accrued liabilities is as follows:

	September 30, 2026	December 31, 2025
	$	$
Accounts payable	623,685	836,033
Accrued liabilities	531,797	300,167
Credit card liabilities	29,617	26,380
Payroll liabilities	15,564	4,976
	1,200,663	1,167,556

12.            LEASE LIABILITY

On September 1, 2026, the Company entered into a three-year office lease agreement for premises located in Oakville, Ontario. In accordance with IFRS 16, the Company recognized a right-of-use asset of $148,992 and a lease liability of $94,992, measured using an incremental borrowing rate of 9.0%.

A summary of the Company’s lease liability is as follows:

$
Balance, December 31, 2025	-
Addition	94,992
Lease interest	712
Balance, September 30, 2026	95,704

Current portion	45,791
Non-current portion	49,913

A summary of the Company’s future undiscounted minimum lease payments related to the premises subject to a lease is as follows:

Undiscounted lease liabilities	$
September 30, 2027	54,000
September 30, 2028	54,000
September 30, 2029	-
September 30, 2030	-
September 30, 2031	-
Thereafter	-
Remaining payments	108,000
Effect of discounting	12,296
Total present value of minimum lease payments	95,704

During the three and nine months ended September 30, 2026, the Company recognized interest expense of $712 and $712, respectively (2025 - $nil and $nil, respectively).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

13.            RESTRICTED SHARE UNIT LIABILITY

During the nine months ended September 30, 2026, the Company granted 2,389,500 cash settled RSUs. The RSUs vest based on milestones and service conditions, with vesting potentially occurring over as long as three years. As at September 30, 2026, none had vested.

A summary of the Company’s RSU liability is as follows:

$
Balance, December 31, 2025	-
Share-based payments	755,067
755,067

Current portion	393,463
Non-current portion	361,604

The current and non-current portions of the liability were determined by reference to management’s expected timing of milestone achievement, completion of the related service periods and settlement of the awards.

During the three and nine months ended September 30, 2026, the Company recognized share-based payment expense of $755,067 and $755,067, respectively (2025 - $nil and $nil, respectively) in respect of services rendered during the vesting period for cash-settled RSUs. A corresponding RSU liability was recognized (Note 14).

14.            SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Issued share capital

The number of shares issued and fully paid as at September 30, 2026, is 67,321,602 (December 31, 2025 - 66,797,608).

During the nine months ended September 30, 2026, the Company had the following share capital transactions:

•	The Company closed a non-brokered private placement and issued 58,000 common shares at a price of $4.38 per share for gross proceeds of $254,041.
•	The Company issued 465,994 common shares pursuant to the exercise of 465,994 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $1,537,780. The fair value of the warrants was determined to be $599,701 at initial recognition, resulting in $599,701 being transferred to share capital from share-based payment reserves. The weighted average share price on the date of exercise for warrants during the period was $5.28 per common share.

During the year ended December 31, 2025, the Company had the following share capital transactions:

•	On September 16, 2025, the Company closed a brokered private placement and issued 12,122,002 common shares at a price of $3.30 per share for gross proceeds of $40,002,600. Share issuance costs of $2,605,419 were incurred in connection with the offering. Pursuant to this private placement, the Company issued 681,843 warrants to certain finders. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.30 per warrant and will expire on September 16, 2027. The Company attributed a fair value of $877,484 to the warrants which was determined using the Black-Scholes option pricing model (“BSM”).
•	The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $112,504. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from share-based payment reserves.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.            SHARE CAPITAL (continued)

Warrants

During the nine months ended September 30, 2026, the Company had the following warrant transaction:

•	The Company issued 465,994 common shares pursuant to the exercise of 465,994 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $1,537,780. The fair value of the warrants was determined to be $599,701 at initial recognition, resulting in $599,701 being transferred to share capital from share-based payment reserves. The weighted average share price on the date of exercise for warrants during the period was $5.28 per common share.

During the year ended December 31, 2025, the Company had the following warrant transactions:

•	On September 16, 2025, the Company closed a brokered private placement and issued 681,843 warrants with a fair value of $877,484 as share issuance costs. Each warrant entitles the holder to purchase one common share at a price of $3.30 per share until September 16, 2027.

•	The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $112,504. The weighted average share price on the date of exercise for warrants during the year was $4.33 per common share. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from share-based payment reserves.

A summary of the Company’s warrant activity is as follows:

	Warrants outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2024	-	-
Issued	681,843	3.30
Exercised	(34,092)	3.30
Balance, December 31, 2025	647,751	3.30
Exercised	(465,994)	3.30
Balance, September 30, 2026	181,757	3.30

A summary of the Company’s outstanding warrants as at September 30, 2026, is as follows:

Date of expiry	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	$	Years
September 16, 2027	181,757	3.30	0.96
	181,757	3.30	0.96

A summary of the Company’s weighted average inputs used in the Black Scholes Option Pricing Model (“BSM”) to calculate the fair value of the warrants granted during the nine months ended September 30, 2026 and year ended December 31, 2025, is as follows:

	2026		2025
Share price	$	N/A	$4.04
Exercise price	$	N/A	$3.30
Expected life (years)		N/A	2.00
Risk-free interest rate		N/A	2.46%
Expected volatility		N/A	37.90%
Expected annual dividend yield		N/A	0.00%

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.            SHARE CAPITAL (continued)

Equity Incentive Plan

The Company has an omnibus equity incentive plan (“the Plan”) under which non-transferable options, deferred share units, and restricted share units may be granted to directors, officers, employees or service providers of the Company. Under the Plan, the maximum number of shares which may be reserved for issuance is 10% of the number of issued and outstanding common shares. The Board of Directors has the authority and discretion to grant stock options as identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan and the vesting terms.

Stock options

During the nine months ended September 30, 2026, the Company had the following stock option transactions:

•	On January 26, 2026, the Company granted 645,000 stock options to directors, officers, employees, and advisors with each option exercisable into common shares at an exercise price of $5.94 per share. The options are exercisable for a five-year term expiring on January 26, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively employed or engaged with the Company on January 26, 2027, the remaining options will vest and become exercisable on each calendar month starting on February 26, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $1,677,777 using the BSM.
•	On February 2, 2026, the Company granted 100,000 stock options to an advisor with each option exercisable into common shares at an exercise price of $5.36 per share. The options are exercisable for a five-year term expiring on February 2, 2031. Of the options granted, one third of the options vested on the grant date, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on February 2, 2027, the remaining options will vest and become exercisable on February 2, 2028 if the option holder remains actively engaged with the Company. The fair value of the options was determined to be $242,615 using the BSM.
•	On April 7, 2026, the Company granted 250,000 stock options to an officer with each option exercisable into common shares at an exercise price of $4.38 per share. The options are exercisable for a five-year term expiring on April 7, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on April 7, 2027, the remaining options will vest and become exercisable on each calendar month starting on May 7, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $505,162 using the BSM.
•	On June 25, 2026, the Company granted 475,000 stock options to directors and officers with each option exercisable into common shares at an exercise price of $3.42 per share. The options are exercisable for a five-year term expiring on June 25, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on June 25, 2027, the remaining options will vest and become exercisable on each calendar month starting on July 25, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $687,356 using the BSM.
•	On August 24, 2026, the Company granted 400,000 stock options to directors and officers with each option exercisable into common shares at an exercise price of $4.14 per share. The options are exercisable for a five-year term expiring on August 24, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on August 24, 2027, the remaining options will vest and become exercisable on each calendar month starting on September 24, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $836,214 using the BSM.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.            SHARE CAPITAL (continued)

During the year ended December 31, 2025, the Company had the following stock option transactions:

•	On January 28, 2025, the Company granted 87,500 options to an officer of the Company with each option exercisable into common shares at an exercise price of $3.40 per share. The options are exercisable for a five-year term expiring on January 28, 2030. Of the stock options granted, 29,167 of the options vested immediately, 29,167 will vest on January 28, 2026, and 29,166 will vest on January 28, 2027. The fair value of the options was determined to be $217,623 using the BSM.
•	On February 13, 2025, the Company granted 175,000 options to an officer of the Company with each option exercisable into common shares at an exercise price of $3.70 per share. The options are exercisable for a five-year term expiring on February 13, 2030. Of the stock options granted, 58,333 will vest on March 1, 2026, and the remaining 116,667 will vest on a monthly basis thereafter until March 1, 2028. The fair value of the options was determined to be $466,630 using the BSM.
•	On November 20, 2025, the Company granted 300,000 options to an officer and consultants of the Company with each option exercisable into common shares at an exercise price of $4.34 per share. The options are exercisable for a five-year term expiring on November 20, 2030. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively employed or engaged with the Company on November 20, 2026, the remaining options will vest and become exercisable on each calendar month starting on December 20, 2026 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $896,871 using the BSM.

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2024	811,500	3.33
Granted	562,500	3.99
Expired	(156,500)	3.80
Balance, December 31, 2025	1,217,500	3.58
Granted	1,870,000	4.68
Forfeited	(537,500)	4.92
Balance, September 30, 2026	2,550,000	4.10

A summary of the Company’s outstanding and exercisable stock options as at September 30, 2026, is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
February 3, 2028	50,000	50,000	3.00	1.35
November 14, 2028	112,500	112,500	4.28	2.13
June 20, 2029	50,000	33,333	3.80	2.72
February 13, 2030	175,000	87,500	3.70	3.38
November 20, 2030	300,000	-	4.34	4.14
December 31, 2030	100,000	100,000	0.94	4.25
January 26, 2031	395,000	-	5.94	4.33
February 2, 2031	100,000	33,333	5.36	4.35
April 7, 2031	250,000	-	4.38	4.52
June 25, 2031	475,000	-	3.42	4.74
August 24, 2031	400,000	-	4.14	4.90
January 6, 2032	50,000	50,000	1.80	5.27
December 6, 2032	92,500	92,500	2.58	6.19
	2,550,000	559,166	4.10	4.32

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.            SHARE CAPITAL (continued)

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the stock options granted during the nine months ended September 30, 2026 and year ended December 31, 2025, is as follows:

	2026	2025
Share price	$4.66	$3.90
Exercise price	$4.68	$3.90
Risk-free interest rate	3.04%	2.82%
Expected life (years)	5.00	5.00
Expected volatility	48.12%	90.30%
Expected annual dividend yield	0.00%	0.00%

During the three and nine months ended September 30, 2026, the Company recognized share-based payments of $663,878 and $1,490,373, respectively (2025 - $173,730 and $598,945, respectively) from the vesting of stock options, adjusted for forfeitures of unvested options.

Restricted share units

The RSUs will vest after specific milestones related to the advancement of the Fenn-Gib Project are met, as prescribed and approved by the Company’s Board of Directors. The RSUs will vest at the latter of the milestone being achieved or 1-year, with a maximum vesting period of 3 years, as per the Company’s Omnibus Incentive Plan.

Cash settled RSUs

During the nine months ended September 30, 2026, the Company had the following cash settled RSU transactions:

•	On August 24, 2026, the Company granted 1,623,000 cash-settled RSUs to certain directors, officers and employees of the Company. The RSUs were initially valued at the grant date share price of $4.43.
•	On September 1, 2026, the Company granted 766,500 cash-settled RSUs to certain directors, officers and employees of the Company. The RSUs were initially valued at the grant date share price of $4.20.

A summary of the Company’s cash settled RSU activity is as follows:

	Number of RSUs outstanding	Weighted average grant date fair value
	#	$
Balance, December 31, 2025	-	-
Granted	2,389,500	4.36
Balance, September 30, 2026	2,389,500	4.36

A summary of the Company’s outstanding cash settled RSUs as at September 30, 2026, is as follows:

Grant date	Number of RSUs outstanding	Weighted average grant date fair value
	#	$
August 24, 2026	1,623,000	4.43
September 1, 2026	766,500	4.20
	2,389,500	4.36

During the three and nine months ended September 30, 2026, the Company recognized share-based payment expense of $755,067 and $755,067, respectively (2025 - $nil and $nil, respectively) in respect of services rendered during the vesting period for cash-settled RSUs. A corresponding RSU liability was recognized (Note 13).

At September 30, 2026, the 2,389,500 cash-settled RSUs outstanding had an aggregate fair value of $9,127,789. None of these RSUs had vested as at September 30, 2026.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.            SHARE CAPITAL (continued)

Equity settled RSUs

During the nine months ended September 30, 2026, the Company had the following equity settled RSU transactions:

•	On August 24, 2026, the Company granted 67,750 equity-settled RSUs to certain employees of the Company. The RSUs were measured at the grant date fair value of the Company's common shares of $4.43 per share, for a total grant date fair value of $300,133.

A summary of the Company’s equity settled RSU activity is as follows:

	Number of RSUs outstanding	Weighted average grant date fair value
	#	$
Balance, December 31, 2025	-	-
Granted	67,750	4.43
Balance, September 30, 2026	67,750	4.43

A summary of the Company’s outstanding equity settled RSUs as at September 30, 2026, is as follows:

Grant date	Number of RSUs outstanding	Weighted average grant date fair value
	#	$
August 24, 2026	67,750	4.43
	67,750	4.43

During the three and nine months ended September 30, 2026, the Company recognized share-based payment expense of $26,249 and $26,249, respectively (2025 - $nil and $nil, respectively) in respect of services rendered during the vesting period for equity-settled RSUs.

15.            GENERAL AND ADMINISTRATIVE

A summary of the Company’s general and administrative expenses is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Directors’ fees (Note 16)	35,236	12,819	60,876	38,459
Management fees (Note 16)	283,361	163,720	1,084,708	506,053
Marketing and public relations	863,272	61,533	1,755,820	202,135
Insurance expense	172,538	31,904	628,480	81,938
Office and technology expense	82,471	48,543	276,704	134,709
Meals and travel expense	91,460	32,577	346,076	35,085
Professional fees	373,240	162,716	1,621,691	444,329
Transfer agent and regulatory fees	232,842	80,249	599,941	140,958
	2,134,420	594,061	6,374,296	1,583,666

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

16.            RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer (the “CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the Chief Projects Officer (“CPO”), the Senior Vice President of Sustainability, the Vice President of Exploration, the Vice President of Mineral Resources, the Vice President of Capital Markets, and their companies and close family members.

A summary of the Company’s related party transactions and key management compensation is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Directors’ fees	35,236	12,819	60,876	38,459
Project evaluation and development personnel (1)	148,078	208,013	646,332	499,244
Management fees	283,361	163,720	1,084,708	506,053
Share-based payments	489,164	173,730	956,453	591,313
	955,839	558,282	2,748,369	1,635,069

(1)	Amounts relating to the compensation of COO, CPO, Senior Vice President of Sustainability, Vice President of Exploration and Vice President of Mineral Resources are included in exploration and evaluation expenses.

A summary of the amounts due to related parties in accounts payable is as follows:

	September 30, 2026	December 31, 2025
	$	$
Payable to a corporation partially owned by the former interim CFO	-	50,291
Payable to key management personnel	32,685	61,229
Payable to other related party	-	5,040
	32,685	116,560

At September 30, 2026, 2,346,750 cash-settled RSUs held by related parties remained outstanding, with a corresponding RSU liability of $740,531 (Note 13).

17.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), restricted cash, deposits, and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term nature. In addition, lease liabilities are measured at amortized cost using the incremental borrowing rate. The Company had no financial instruments measured at fair value as at September 30, 2026 and December 31, 2025.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

17.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. For the three and nine months ended September 30, 2026, the Company incurred a loss of $8,195,853 and $22,866,762, respectively (2025 - $2,241,177 and $6,169,868, respectively). The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at September 30, 2026, the Company had a cash and cash equivalents of $15,640,847 (December 31, 2025 - $38,193,983) to settle current liabilities of $1,639,917 (December 31, 2025 - $1,167,556). Subsequent to the period end, the Company announced a proposed financing package of up to $310,000,000. As part of the arrangement, the Company received $9,996,946 on October 14, 2026. The proposed financing package includes an early drawdown tranche of up to $25,000,000, which is expected to be available upon execution of the financing package (Note 19).

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash, GIC and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	September 30, 2026	December 31, 2025
	$	$
Cash and cash equivalents	48,918	936,603
Guaranteed investment certificate	32,898	-
Accounts payable and accrued liabilities	(13,053)	(19,421)
	68,763	917,182

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $6,876 (December 31, 2025 - $91,718). The Company has assessed the foreign exchange risk as minimal.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

17.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A summary of the Company’s financial instruments held in CHF, expressed in Canadian dollars is as follows:

	September 30, 2026	December 31, 2025
	$	$
Accounts payable and accrued liabilities	(135,922)	-
	(135,922)	-

A 10% change in the CHF exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $13,592 (December 31, 2025 - $nil). The Company has assessed the foreign exchange risk as minimal.

18.            CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2026.

19.            SUBSEQUENT EVENTS

On October 1, 2026, the Company entered into a subscription agreement with Macquarie Bank Limited (“Macquarie”) for an approximately $10 million strategic equity investment and a non-binding term sheet for a proposed project finance facility of up to $300 million, representing a total proposed financing package of up to approximately $310 million. The proposed facility includes an early drawdown tranche of up to $25,000,000 expected to be available upon execution of the financing package.

On October 14, 2026, following Exchange approvals, the Company issued 2,346,701 common shares to Macquarie at a price of $4.26 per share for gross proceeds of $9,996,946. The proceeds will be used to advance the Company's Fenn-Gib Gold Project in Ontario.

On November 1, 2026, the Company granted 40,500 cash-settled RSUs to an employee of the Company.

On November 11, 2026, the Company granted 125,000 options to an employee of the Company with each option exercisable into common shares at an exercise price of $3.40 per share. The options are exercisable for a five-year term expiring on November 11, 2031.